UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rand Capital Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities))

752185108

(CUSIP Number)

JAM Capital Partners Management, LLC

Attn: Cliff Orr

16 Boardwalk Plaza

St. Simons Island, GA 31522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108	13D	Page 1 of 4 Pages

1. Names of Reporting Persons.
JAM Capital Partners Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,238,692

8. Shared Voting Power
0

9. Sole Dispositive Power
1,238,692

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,238,692
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
19.3%
14. Type of Reporting Person
IA

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission dated March 17, 2014 (the “Schedule 13D”), with respect to the Common Stock, $0.10 par value (the “Common Stock”), of Rand Capital Corporation, a New York corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Person hereby amends and supplements the Schedule 13D as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 1,238,692 shares of Common Stock beneficially owned by the Reporting Person is approximately $4,085,454, including brokerage commissions, which was funded by the Reporting Person client funds for which the Reporting Person acts as an investment advisor pursuant to an investment management agreement between the Reporting Person client and the Reporting Person (the “Investment Agreement”).  The Shares are held in a separately managed account, which may utilize margin credit from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account bears interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 752185108	13D	Page 2 of 4 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and 5(c) are hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 1,238,692 shares (the “Shares”), or approximately 19.3% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended June 30, 2014, which reported that 6,411,892 shares of Common Stock were outstanding as of July 31, 2014).

(c) See attached Schedule 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2014

JAM CAPITAL PARTNERS MANAGEMENT LLC

By: /s/ Cliff Orr

Name: Cliff Orr

Its: Managing Director & Portfolio Manager

CUSIP No. 752185108	13D	Page 3 of 4 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
6/20/2014	Purchase	10,000	$3.2463
7/23/2014	Purchase	20,000	$3.1000
7/24/2014	Purchase	4,415	$3.1000
8/18/2014	Purchase	15,600	$2.9991
8/19/2014	Purchase	400,000	$3.0200
8/20/2014	Purchase	36,500	$3.0262

(1) Not including any brokerage fees.

CUSIP No. 752185108	13D	Page 4 of 4 Pages